May 25, 2007

Michele M. Anderson
Legal Branch Chief
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Freedom Financial Holdings, Inc.
Amendment 1 to Registration Statement on Form SB-2
Filed May 3, 2007
File No. 333-140538

Dear Ms. Anderson:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 11, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and have been reproduced in this letter. The answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page numbers referenced in this letter relate to the information set forth in the hard copy version marked to show changes of the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.	Please mark the box on the facing page to indicate that you will be relying on Securities Act Rule 415.

1.	Response: The box on the facing page has been marked to indicate that the Company will be relying on Securities Act Rule 415.

Prospectus Cover Page

2.
We note that your response to our prior comment 4 confirms that the amounts described in footnote 2 were omitted from the table. However, as requested by our prior comment 4, please tell us, in your response letter, why you have omitted from the table the amounts described in footnote 2.

2.
Response: The column of the table entitled “Proceeds to the Company” has been amended. The amount of proceeds to the Company has been reduced to reflect the amounts described as expenses normally related to an offering in Footnote 2. Additionally, Footnote 2 has been amended to indicate that the amounts described in footnote 2 are included in the table. Additionally, the amended table and footnotes are included below:

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 1 of 11

	Price To Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company (2)
Per Share	$2.00	$0.16	$1.84
Minimum Offering	$750,000	$60,000	$667,500
Maximum Offering	$1,437,500	$115,000	$1,285,000

(1) The offering price has been determined through negotiations between us and the underwriter and is not necessarily related to our assets, book value, financial condition or any other recognized criteria of value. Payment for the shares will be in cash at the time of subscription. The minimum amount that may be purchased is 375,000 shares of our common stock.
(2) Includes expenses normally related to an underwriting estimated not to exceed $22,500 for a minimum offering and $37,500 for a maximum offering. The company has already advanced $10,000 to the underwriter, which it shall apply to expenses incurred in connection with the offering.

Prospectus Summary, page 1

3.	Please also disclose the percentage of your outstanding common stock that the number of shares being offered by setting shareholders would represent following the offering. See our prior comment 6.

3.
Response: We have amended the prospectus summary to include the suggestions of comment 3. The amendments are incorporated on page 2 and on page 72 of the enclosed word document. Additionally, the amended language is as follows:

Upon completion of the Company offering there will be 4,192,525 shares of common stock outstanding if the minimum number of shares is sold and 4,536,275 shares of common stock outstanding if the maximum number of shares is sold. If the minimum number of shares is sold, the 322,501 currently issued shares being offered by selling security holders will represent approximately 7.6% of the total shares outstanding. If the maximum number of shares is sold, the 322,501 currently issued shares being offered by the selling security holders will represent approximately 7.1% of the total shares outstanding.

4.
We note your new disclosure that the Indiana Securities Division considers your company to be in unsound financial condition (page 4), that the Division has imposed minimum net worth requirements for any residents of Indiana who purchase your shares (page 14) and that all “promotional shares” will be held in escrow until the “second anniversary of the completion by the Company of the initial public offering of the shares” (page 36). Revise your document to disclose the following:

•
Revise the summary section of both prospectuses to briefly summarize the Indiana Securities Division’s findings and how that Division’s findings have impacted, and will impact, your company and your initial public offering (and offering by selling shareholders)

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 2 of 11

•	Revise the risk factor on page 4 to clarify how the risk will affect purchasers of shares in your initial public offering and the offering of shares by selling shareholders;

•
Reconcile your statement that selling shareholders will not be able to sell shares until 180 days after the effective date with your disclosure that holders of “promotional shares” will not be able to remove their shares from escrow until two years after the completion of the offering; and

•
Revise the “Selling Security Holders” section of the alternate prospectus, the summary sections of both prospectuses, and the disclosure on page 36, to identify the selling security holders whose shares will be held in escrow for the two-year period. If any “promotional” shares are included in registration statement, disclose the total number of those shares included in the registration statement (regardless of whether those shares are subject to Rule 144) and clarify, in your response letter, why those shares are being registered at this time. We note your statement that out of the total number of shares to be held in escrow, 880,788 are being registered pursuant to the “Resale Prospectus,” and that the “remaining 2,345,300 are subject to Rule 144.”

4.
Response: We have amended the prospectus summary to include the suggestions of comment 4. The amendments are incorporated in the enclosed word document. Additionally, the amended language is as follows:

•	Response to bullet point 1: The amended language appears on pages 2 and 72 and is as follows:

o
In the view of the State of Indiana Securities Division the Company is considered to be in unsound financial condition because it does not meet the North American Securities Administrators Association guidelines as promulgated in the policy regarding financial condition. Consequently, investors in the Company Offering who reside in Indiana must meet certain net worth requirements to be eligible to invest. Additionally, investors in the Company Offering should not invest unless they can afford to loose their entire investment.

•
Response to bullet point 2: The risk factor on page 4 states that, “persons should not invest unless they can afford to lose their entire investment.” The Company believes that the greatest risk to purchasers of shares in the initial public offering is that the investors may lose their entire investment. The shares sold in the initial public offering or by the selling shareholders are not subject to any additional burdens and/or restrictions by the State of Indiana. Accordingly, the risk posed by the fact that the State of Indiana Securities Division considers the Company to be in unsound financial condition is that potential purchasers of shares, whether they purchase in the initial public offering or the offering by selling shareholders, is that the purchaser may lose his/her entire investment. Consequently, the Company does not believe that this risk factor needs clarification.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 3 of 11

•
Response to bullet point 3: The prospectus has been amended to remove the promotional shares; the promotional shares will no longer be registered at this time. However, it remains that, pursuant to the requirements imposed by the State of Indiana, the holders of “promotional” shares will be subject to escrow. All promotional shares will be held in escrow for 2 years. After the 2 year anniversary of the completion of the offering the shares will be subject to leak-out provisions. As mentioned above, the promotional shares are no longer being registered in the registration statement. As such, there is no longer a conflict with the disclosures that the selling shareholders will not be able to sell shares until 180 days after the effective date and that holders of “promotional shares” will not be able to remove their shares from escrow until two years after the completion of the offering.

It remains that the holders of the 322,501 shares of common stock which are being registered will not be able to sell until 180 days after the effective date of the prospectus. As such, the disclosure that the selling shareholders will not be able to sell until 180 days after the effective date of the prospectus is correct.

•
Response to bullet point 4: The prospectus has been amended to remove the promotional shares; the promotional shares will no longer be registered at this time. Please see the response to bullet point 3, above. Additionally, the statement that out of the total number of shares to be held in escrow, 880,788 are being registered pursuant to the “Resale Prospectus,” and that the “remaining 2,345,300 are subject to Rule 144” has been removed from the prospectus because none of the shares being held in escrow will be registered. Further, Footnote 19 has been added to the table of selling security holders in the Resale Prospectus to indicate which shares will be held in escrow as a result of the Indiana requirements.

5.
Create a risk factor(s) addressing the risks that you will face if and when you begin offering mortgage banking services, such as the risk that you will not be able to sell mortgage loans to investors (leaving less money available under a warehouse line of credit), the increased costs you will face from servicing mortgages, and the variable interest rate you will be required to pay (under any warehouse line of credit) versus the interest rates that borrowers will pay you under the mortgages you underwrite.

5.
Response: We have amended the prospectus to include the suggestions of comment 5 to the extent applicable. Risk factors have been added to disclose the risks associated with warehouse financing sources, the sales of loans to investors and variable interest rates. At this time, the Company does not intend to service any of the mortgages it originates. As such, the Company will not face increased costs from servicing mortgages.

The amendments are incorporated on pages 10-11 of the enclosed word document. Additionally, the amended language is as follows:

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 4 of 11

The Company will depend on warehouse financing sources to begin funding loans as a mortgage banker.

The Company anticipates it will fund substantially all mortgage banking activities through a warehouse line of credit. Its ability to originate mortgage loans is dependent on continued access to capital on acceptable terms, whether through a warehouse facility or otherwise. The Company believes that financial institutions will continue to provide it with warehouses lines of credit, but no assurance can be made that the current line of credit will continue to be available on reasonable terms, or at all. To the extent that the Company cannot successfully maintain a warehouse line of credit, it may be required to curtail its mortgage loan purchase and origination activities, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company will be dependent on loan sales for future mortgage banking revenue.

Once the Company begins to provide mortgage banking services, the Company will seek to generate mortgage banking revenue by regularly selling for cash, at a premium, its portfolio of originated loans. There can be no assurance that investors will purchase loans or that they will be willing to purchase loans on terms which they the Company proposes to sell the loans. To the extent that the Company is not able to successfully find such loan purchasers, the Company’s business, prospects, financial condition and results of operations could be materially and adversely affected.

Failure to successfully manage interest rate volatility may adversely affect results of operations.

Changes in interest rates can have differing effects on various aspects of the Company’s business, particularly in the areas of volume of mortgage loans originated and purchased and net interest income. Fluctuating interest rates may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the warehouse line of credit. While the Company monitors the interest rate environment, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. In such event, the business, prospects, financial condition and results of operations of the Company could be materially adversely affected.

We may suffer losses from defaulted mortgage loans, even if we have already sold them.

We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold, which is generally 45 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated the loans under state laws, investor guidelines and program eligibility standards. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan. Any liability from breaches of our representations and warranties, including mandatory repurchases or loans, would harm our mortgage banking business.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 5 of 11

The mortgage banking business is seasonal and our operating results will suffer if our mortgage banking business volume during peak periods is less than expected.

The mortgage banking industry is generally subject to seasonal variations. These variations reflect the national pattern of sales and re-sales of homes in our markets, although refinancings tend to be less seasonal and more closely related to changes in interest rates. The magnitude of seasonal variations is beyond our control and could adversely impact our business, especially if we are unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume.

Underwriting, page 20

6.
Revise this section to indicate that you will promptly return funds deposited in the escrow account if the offering is terminated for any of the reasons specified in the prospectus. See Exchange Act Rule 10b-9. Furthermore, in your response letter, define how “promptly” you will return funds to investors upon termination of the offering, e.g., the duration of time you will hold investors’ funds after termination of the offering.

6.
Response: We have amended the prospectus to include the suggestions of comment 6. The amendments are incorporated on page 22 of the enclosed word document. Additionally, the amended language is as follows:

If the offering is terminated for any of the reasons specified in this prospectus, all funds deposited in the escrow account will be promptly returned to investors.

Further, the Company intends to have funds returned to investors within 3 business days after the date of termination of the offering, or promptly thereafter. Exhibit 10.55, the Escrow Agreement with Tower Trust Company has been amended to include the abovementioned information.

Business of the Company, page 38

Freedom Financial Mortgage, page 40

7.
Revise the table on page 40 to reflect the total revenues the company earned through originating loans within each category, rather than the total dollar volume of the loans. We note your statement that the table is a “2006 revenue breakdown.”

7.
Response: We have amended the prospectus to include the suggestions of comment 7. The amendments are incorporated on page 42 of the enclosed word document. Additionally, the amended table which reflects the total revenues is as follows:

The 2006 revenue of $1,232,144 breakdown is as follows:

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 6 of 11

	Units	Dollar Volume	Overall Percentage
Conforming	274	$666,220	54.07%
Alt-A	21	$123,954	10.06%
Government	30	$62,470	5.07%
Sub-Prime	138	$273,782	22.22%
Subordinate[1]	96	$105,718	8.58%
[1]	Please note that subordinate represents 2nd mortgages not sub-prime.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

8.
Clarify how the fairly recent decline in sub-prime lending has impacted, and will impact, the revenues you generate from originating sub-prime and subordinated loans. We note that approximately 30% of your revenues for the fiscal year ended December 31, 2006 were generated from originating loans categorized as sub-prime or subordinated.

8.
Response: The prospectus has been amended to include the suggestions of comment 8. The amendments are incorporated on page 54 of the enclosed word document. Additionally, the amended language is as follows:

Throughout 2006, it became apparent that the sub-prime mortgage market was becoming strained. As a mortgage broker, FFMC does not have any exposure to the weakening sub-prime market, and has no liability to purchase defaulted loans. As a result, Management feels that even though the sub-prime market has weakened, the negative impact on the forward revenues will be minimal. Given that we have grown our loan officer staff substantially over that of 2006 even with the weakened sub-prime market, revenues are increasing over 2006, as we experience a growing demand for FHA insured loans. The purpose of the FHA Insured program is to allow non- Fannie Mae and Freddie Mac approved borrowers access to non sub-prime loan programs. Therefore we are experiencing an increase of the “Government” sponsored loan programs that allow more flexible lending criteria, picking up much of the slack in the traditional “sub-prime” loans.

Liquidity and Capital Resources, page 54

9.	Revise this section to include the discussion located at page F-7 underneath the heading “Going Concern/Liquidity Considerations.”

9.
Response: The prospectus has been amended to include the suggestions of comment 8. The amendments are incorporated on pages 57-58 of the enclosed word document. Additionally, the amended language is as follows:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 7 of 11

The Company has incurred losses in 2006 and 2005 of approximately $793,157 and $80,016, respectively. Because of the continued absence of positive cash flows from operations, the Company will require substantial additional funding for continuing the development and marketing of its products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to raise additional funds to meet its working capital requirements and for product development and marketing through proposed private and public sales of its securities. Management believes that it will require a minimum of $750,000 in financing over the next twelve months. Management believes that it will need approximately $150,000 to meet net capital requirements, approximately $200,000 to continue operations as currently conducted for the next twelve months and approximately $400,000 for product development.

Management has made plans to address these matters, which include:

§	Raise additional $750,000 to $1,500,000 in funds through the sale of its equity securities;
§	Use a portion of those proceeds to retain experienced wholesale account executives and retail loan officers with particular skills in the commercialization and marketing of its products; and
§	Use a portion of those proceeds to attain technology to develop such products and additional products.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability.

Financial Statements, page F-1

General

10.
We note your response to comment 36. Please disclose and explain to us the specific nature of the licenses. Also explain to us, in detail, how you were able to reasonably conclude that the licenses should be assigned indefinite lives in accordance with the guidance in paragraph 11 of SFAS 142.

10.	Response: The licenses in question consist of our license to operate as a HUD loan correspondent and our licenses to operate as a mortgage lender in certain states.

We concluded that the licenses should be assigned indefinite lives in accordance with paragraph 11 of SFAS No.142 because:

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 8 of 11

▪	These licenses are necessary to make federally insured mortgage loans and mortgage loans in certain states. As such, we expect to use the licenses as long as we are in business;

▪	There licenses are renewable every year provided we comply with applicable regulations, meet our reporting requirements and pay applicable fees;

▪	These licenses may be renewed indefinitely, at little cost, and have been renewed annually, in many cases, since 1997;

▪	Historically, there has been no compelling challenge to our license renewals; and

▪	We do not expect, at this time, to see any legislative actions that result in an uncertain or changing regulatory environment with respect to prime mortgage lender licensing.

As a result, the cash flows from the licenses are expected to continue indefinitely.

11.
We note your response to comment 39 and the related revised disclosures on page 56. However, you did not address the anticipated impact on your liquidity and capital resources in connection with your transition to a mortgage banker during the second quarter of 2007. Please expand your disclosures to fully address your liquidity needs and advise us.

11.
Response: The prospectus has been amended to include the suggestions of comment 11. The amendments are incorporated on page 59 of the enclosed word document. Additionally, the amended language is as follows:

The Company has been approved for a $5,000,000 warehouse line of credit with a national warehouse lender. This approval will allow the company to begin the transition from broker to banker. The Company will implement a gradual transition to banker. We can not determine the exact percentage of loans that will be placed on our line at this time. In general a $5,000,000 dollar line of credit can be turned over 1.5 to 2 times per month, giving the Company the capital resources or capacity to place $7,500,000 to $10,000,000 of loan volume on the line per month. Historically the Company has averaged $6,000,000 per month in loan volume. In addition to the increased capital resources this will have a positive impact on our liquidity. The volume incentives available to bankers will generate additional revenues ranging from .25% to 1% of the loan volume.

The company will also retain its broker relationships and only be the lender of record or banker on those loans that meet approved investor underwriting criteria, therefore mitigating our risk of unsellable loans.

12.
We note in your response to comment 41 that the 2004 Freedom Financial Mortgage, Inc. financial statements are audited. You must provide in your Form SB-2 a signed audit report covering the 2004 financial statements. Also, you should remove all references to the 2004 financial statements being unaudited such as the column headings on the face of your financial statements and the footnote disclosure on page F-30.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 9 of 11

12.
Response: We are including a signed audit report covering the 2004 financial statements in this amendment to the registration statement and we have removed all references to the 2004 financial statements being unaudited, including the footnote disclosure on page F-30.

Consolidated Statements of Operations, page F-4

Note 1. Organization and Summary of Significant Accounting Policies

Property and Equipment, page F-9

13.	Please tell us and disclose the useful life assigned to the office building you purchased in October 2006.

13.	Response: The notes to the financial statements have been amended to include the suggestions of comment 13. The useful life of the building is 30 years and Note 1 has been updated to so state.

Note 10, Subsequent Events, page F-23
Unaudited Pro Forma Financial Information

14.
We note your disclosure of the pro forma effect of the settlement of the anti-dilution rights with Friedland Capital on the Company’s financial position as of December 31, 2006. In this regard, advise us and disclose in greater detail the nature and the related amounts of this settlement. Also, tell us how you account for the settlement in your financial statements.

14.
Response: We twice issued shares of our common stock to settle our obligation to Friedland Capital under an anti-dilution rights contained in an exchange agreement. The first was in 2006 and is reflected in the Statement of Changes in Shareholders’ Equity. The second was in January 2007, when we issued 148,483 shares of our common stock to Friedland Capital, which was accounted for at fair value. Note 10 has been edited to update investors regarding this, the final settlement. As a result of the January 2007 issuance, we have no further obligation to Friedland Capital.

Signatures, page II-10

15.
Please note that the Form SB-2 must be signed by each individual serving in his capacity as the principal executive officer, principal financial officer, and principal accounting officer, and that each designation must appear next to the individual’s signature. See “Instructions for Signatures” for Form SB-2. Revise the Form SB-2 to include the signature and designation of each individual in his capacity as the principal executive officer, principal financial officer, and principal accounting officer.

15.	Response: The signature page has been amended to comply with the “Instructions for Signatures” on Form SB-2.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 10 of 11

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Very Truly Yours,

/s/
Kristin Lund, Esq.

Freedom Financial Holdings, Inc.; File No. 333-140538	Page 11 of 11